Exhibit 99.2

Confidential

Updated Data from Phase 1b/2 Study of Muzastotug in Combination with KEYTRUDA®
(pembrolizumab) in Late-line Patients with Microsatellite Stable Colorectal Cancer Demonstrate
Improved Durability of Response

Dose-Dependent Efficacy Results: As of the latest data cut, muzastotug achieved a 31% (8/26) confirmed overall response rate (ORR) in the combined 20 mg/kg dose cohorts, showing a clear improvement over the 13% ORR (5/39) in the combined 10 mg/kg dose cohorts

Extended Durability: Median duration of response (mDOR) was not yet reached in the 20 mg/kg cohorts, with responses ongoing beyond 9 months; confirmed mDOR of 6.2 months in the 10 mg/kg cohorts

Meaningful Progression-Free Survival (PFS): Median PFS was 6.7 months in the combined 20 mg/kg cohorts, outperforming the 4.8 months observed in the combined 10 mg/kg cohorts

Favorable Overall Survival Results: In the 10 mg/kg cohorts (n=41; median follow-up, 23.8 months), median overall survival was 19.8 months, with 48% of patients alive at two years, showing the long-tail survival typical of CTLA-4 immunotherapy. At 20 mg/kg, one-year survival was 80.8% vs. 70.1% at 10 mg/kg

Expanded Therapeutic Window: Across 67 patients in all cohorts, a low 4% overall discontinuation rate, no dose limiting toxicities, and no Grade 4 or 5 treatment-related adverse events (TRAEs); Grade 3 TRAEs were 15% in the 10 mg/kg cohorts and 38% in the 20 mg/kg cohorts, which were generally transient and manageable

Clear Clinical Path Forward: Randomized Phase 2 trial enrollment ongoing, with results expected in 1H 2027; potential registration trial expected to begin once recommended dose regimen has been established

SAN DIEGO and SUZHOU, China, April 2, 2026 (GLOBE NEWSWIRE) -- Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a company transforming the discovery and development of novel antibody-based therapies, today announced results from the latest data cut from its Phase 1b/2 study of muzastotug in patients with advanced microsatellite stable colorectal cancer (MSS CRC) with no liver metastases. FDA has designated muzastotug in combination with Merck’s (known as MSD outside of the United States and Canada) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab), as a Fast Track product for adult patients with microsatellite stable metastatic colorectal cancer (MSS mCRC) without current or active liver metastases.

"Historically, patients with late-line MSS colorectal cancer have faced limited options and poor outcomes with standard immunotherapies," stated Dr. Marwan Fakih, Professor of Medical Oncology and Therapeutics Research at City of Hope. "The latest data on muzastotug combined with pembrolizumab shows a meaningful clinical benefit for this heavily pretreated group. Beyond the encouraging response durations and overall survival rates—particularly at the 20 mg/kg dose—the safety results are a key differentiator. It potentially allows patients to sustain treatment longer, paving the way for durable disease control while mitigating the severe treatment-related toxicities that have long limited anti-CTLA-4 treatments."

"These data offer strong clinical support for our masked antibody platform, demonstrating our potential to expand the therapeutic window for CTLA-4 therapy," said Peter Luo, Ph.D., CEO and President of R&D at Adagene. "The clear dose-dependent response observed at 20 versus 10 mg/kg, along with early survival indicators that track consistently with the immunotherapy-like long tail—highlighted by a 48% survival rate at two years in our mature 10 mg/kg cohorts —gives us high confidence in this program's potentially differentiated profile. Supported by our FDA Fast Track designation, we remain focused on executing our randomized Phase 2 trial and collaborating with regulatory authorities to finalize an optimal dose and registration path."

Updated Interim Efficacy Results from Phase 1b/2 Trial

Previous results from a data cut on April 22, 2025 were presented at ASCO in June 2025. As of the latest data cut on January 24, 2026, a total of 67 MSS CRC patients with no liver metastases, including those with peritoneal involvement, have been treated with muzastotug at a dose of either 10 mg/kg or 20 mg/kg, in combination with pembrolizumab. The 10 mg/kg dose was administered once every three weeks or once every six weeks. The 20 mg/kg dose was administered once as a loading dose, followed by 10 mg/kg every three weeks, or 20 mg/kg every six weeks.

Among 65 efficacy-evaluable patients in the dose expansion phase, those in the combined 10 mg/kg cohorts (N=39) demonstrated an ORR of 13% (5/39), which was comprised of an ORR of 0% (0/10) in the Q6W regimen cohort and an ORR of 17% (5/29) in the Q3W cohort. The higher response rates in the Q3W cohort and robust safety, to keep patients stable without new lesions, in the Q6W cohort helped inform the decision for the dosing regimens utilized in Arm A of the ongoing randomized Phase 2 trial.

The combined 20 mg/kg cohorts (N=26) demonstrated a confirmed ORR of 31% (8/26), including 25% (3/12) in the Q6W cohort and 36% (5/14) in the 20 mg/kg loading dose cohort (20 mg/kg, followed by 10 mg/kg Q3W). The higher response rate in the 20 mg/kg cohorts helped inform the 20 mg/kg induction/maintenance dosing regimen utilized in Arm B of the ongoing randomized Phase 2 trial.

Median progression-free survival was 4.8 months in the 10 mg/kg cohorts and 6.7 months in the 20 mg/kg cohorts. Notably, median PFS was 15.4 months among the 14 patients in the 20 mg/kg loading dose cohort, compared with 4.9 months among the 12 patients in the 20 mg/kg Q6W cohort, further supporting the induction/maintenance approach now being evaluated in the ongoing randomized Phase 2 study.

Muzastotug + Pembrolizumab 200 mg Q3W	10 mg/kg			20 mg/kg
Subpopulation (N)	Combined (N=39)	Q6W (N=10)	Q3W (N=29)	Combined (N=26)	Q6W (N=12)	20 mg/kg x1 + 10 mg/kg Q3W (N=14)
ORR, % (95% CI)	13 (4-27)	0[a] (0-31)	17 (6-36)	31 (14-52)	25 (5-57)	36 (13-65)
BoR, N (%)
CR	0	0	0	1 (4)	1 (8)	0
PR	5 (13)	0	5[b] (17)	7 (27)	2 (17)	5 (36)
SD	24 (62)	7 (70)	17 (59)	14 (54)	7 (58)	7 (50)
DCR (CR+PR+SD), %, (95% CI)	74 (58-87)	70 (35-93)	76 (56-90)	85 (65-96)	83 (52-98)	86 (57-98)
Median PFS, months (95%CI)	4.8 (2.6-6.7)	4.5 (1.4-7.1)	4.8 (2.6-6.7)	6.7 (2.7-NA)	4.9 (1.2-NA)	15.4 (2.6-NA)
6-month PFS, %, (95% CI)	39.6 (24.3-54.6)	40 (12.3-67)	39.6 (21.9-56.8)	50.4 (29.5-68.1)	45.5 (16.7-70.7)	54.5 (25.4-76.5)

Efficacy evaluable set (participants who received ≥1 post-baseline scheduled imaging scan)

a. One patient with target lesion assessed as “PR”, overall assessment as “PD” due to new lesion.

b. Including one unconfirmed PR (10 mg/kg Q3W)

Median overall survival (OS) for the 10 mg/kg cohorts was 19.8 months with a 23.8-month median follow-up. Median OS for the 20 mg/kg cohorts was not yet reached, with a median follow-up of 13.1 months. Patients in the 20 mg/kg cohorts demonstrated a 1-year OS rate of 80.8%, while patients in the 10 mg/kg cohorts demonstrated an OS rate of 70.1% at 12 months and 48% at 24 months.

Updated Interim Safety Results from Phase 1b/2 Trial

As of the January 24, 2026 data cutoff, across 67 patients in all cohorts, there was a low 4% overall discontinuation rate, no dose limiting toxicities, and no treatment-related Grade 4 or 5 adverse events (TRAEs). Grade 3 TRAEs were 15% in the combined 10 mg/kg cohorts (0% Q6W; 20% Q3W) and 38% in the combined 20 mg/kg cohorts (25% Q6W; 50% loading dose cohort), which were generally transient and manageable.

The most common treatment-related adverse events were pruritus, fatigue, hypothyroidism, and diarrhea. Regarding GI-related adverse events, the overall incidence of diarrhea, colitis and immune-mediated enterocolitis was relatively low, and such events were generally transient and manageable. The three patients with Grade 3 colitis had all recovered at the time of data cut-off. Infliximab use was low, with approximately 10% of patients requiring its use for management of GI toxicity.

Preferred Term	All Grade n (%)	Grade 1 n (%)	Grade 2 n (%)	Grade 3 n (%)
Any TRAE	57 (85.1)	15 (22.4)	26 (38.8)	16 (23.9)
Pruritus	25 (37.3)	20 (29.9)	5 (7.5)	0
Fatigue	15 (22.4)	12 (17.9)	3 (4.5)	0
Hypothyroidism	13 (19.4)	3 (4.5)	10 (14.9)	0
Diarrhea	12 (17.9)	5 (7.5)	4 (6)	3 (4.5)
Adrenal insufficiency	10 (14.9)	1 (1.5)	9 (13.4)	0
Decreased appetite	8 (11.9)	6 (9)	2 (3)	0
Alanine aminotransferase increased	7 (10.4)	2 (3)	4 (6)	1 (1.5)
Arthralgia	7 (10.4)	5 (7.5)	2 (3)	0
Nausea	7 (10.4)	4 (6)	3 (4.5)	0
Colitis	7 (10.4)	0	4 (6)	3 (4.5)
Immune-mediated enterocolitis	3 (4.5)	0	2 (3)	1 (1.5)

Ongoing Phase 2 Randomized Trial

The randomized Phase 2 trial design, incorporated into the Company’s existing protocol for the Phase 1b/2 Trial (NCT05405595) was established following a meeting with the US Food and Drug Administration (FDA) in 2025 and is evaluating two different dose regimens. The first patient was treated in October 2025, and results are expected in 1H 2027. The Company intends to take full advantage of the recent Fast Track designation by the FDA to initiate a potential registration study of muzastotug pending further FDA feedback regarding the dose regimen identified from ongoing trials.

•	Patient Population: The trial will enroll up to 60 late-line patients with MSS CRC without liver metastases, including those with peritoneal metastasis/involvement. Patients are randomized 1:1 into one of two treatment arms with muzastotug in combination with pembrolizumab.

•	Dose and Regimen: Both arms utilize an induction/maintenance regimen, without cycle limitations for muzastotug.

•	Arm A: 10 mg/kg induction dose of muzastotug plus 200 mg pembrolizumab every 3 weeks (Q3W) for 4 doses followed by one 200 mg dose of pembrolizumab; the maintenance phase will dose 10 mg/kg muzastotug every 6 weeks (Q6W) plus 400 mg of pembrolizumab Q6W.

•	Arm B: 20 mg/kg induction dose of muzastotug Q6W plus 400 mg pembrolizumab Q6W for 2 doses; the maintenance phase will dose muzastotug at 15 mg/kg Q6W plus 400 mg pembrolizumab Q6W.

•	Endpoints: The primary endpoint will be overall response rate (ORR). Secondary endpoints include duration of response (DOR), progression-free survival (PFS), and overall survival (OS).

1.	Qin S, Xu RH, Shen L, Et Al. Subgroup Analysis By Liver Metastasis In The FRESCO Trial Comparing Fruquintinib Versus Placebo Plus Best Supportive Care In Chinese Patients With Metastatic Colorectal Cancer. Onco Targets Ther. 2021;14:4439-; Garcia-Carbonero R, Dasari NA, Eng C, et al. 520P Efficacy and safety of fruquintinib in patients with refractory metastatic colorectal cancer with and without liver metastasis: A subgroup analysis of the phase III FRESCO-2 trial. Ann Onc 2024;35:S439

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address globally unmet patient needs. The company has forged strategic collaborations with reputable global partners that leverage its SAFEbody precision masking technology in multiple approaches at the vanguard of science.

Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. The company’s SAFEbody technology is designed to address safety and tolerability challenges associated with many antibody therapeutics by using precision masking technology to shield the binding domain of the biologic therapy. Through activation in the tumor microenvironment, this allows for tumor-specific targeting of antibodies, while minimizing on-target off-tumor toxicity in healthy tissues.

Adagene’s lead clinical program, muzastotug (ADG126), is a masked, anti-CTLA-4 SAFEbody with FDA Fast Track designation that targets a unique epitope of CTLA-4 in regulatory T cells (Tregs) in the tumor microenvironment. Muzastotug is currently in Phase 1b/2 and Phase 2 clinical studies in combination with anti-PD-1 therapy, particularly focused on metastatic microsatellite-stable (MSS) colorectal cancer (CRC). Supported by ongoing clinical research, Adagene believes the SAFEbody platform can be applied to a wide variety of antibody-based therapeutic modalities, including Fc empowered antibodies, antibody-drug conjugates, and bi/multispecific T-cell engagers.

For more information, please visit: https://investor.adagene.com.

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SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Investor Contacts:

Raymond Tam

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LifeSci Advisors

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